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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 17, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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 COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE


                                  SCHEDULE 10

                    NOTIFICATION OF MAJOR INTEREST IN SHARES


DISCLOSURE OF INTEREST IN SHARES AND NOTIFICATIONS IN DEALINGS UNDER THE STOCK EXCHANGE REQUIREMENTS

All relevant boxes should be completed in block capital letters.


1.   Name of Company

     MICRO FOCUS GROUP PLC

2.   Name of Shareholder having a substantial interest

     FIDELITY INVESTMENTS

3. Please state whether notification indicates that it is in respect of holding of the sahreholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.

     AS 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     -

5.   Number of shares/amount of stock acquired

     1,209,290

6.   Percentage of issued Class

     (0.84%)

7.   Number of Shares/amount of stock disposed

     NIL

8.   Percentage of issued Class

     -

9.   Class of security

     2 p ORDINARY

10.  Date of Transaction

     -

11.  Date company informed

     16th November 1998


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12.  Total holding following this notification

     5,783,318

13.  Total percentage holding of issued class following this notification

     4.03%

14.  Any additional information

     -

15.  Name of contact and telephone number for inquiries


     Karin Watt
     01635 565489

16. Name and signature of authorized company official responsible for making this notification

     Karin Watt
     Date of Notification  17/11/98


London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile:  0171-588 6057, 0171-344 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries:  Continuing Obligations:  0171-797-3850/1639/1972/3150


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  November 18, 1998          By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary